UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 7, 2008**

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02   Results of Operations and Financial Condition.

On May 7, 2008, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three months ended March 31, 2008, and published supplemental information for the three months ended March 31, 2008. Copies of the press release and the supplemental information are furnished as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K. Copies of the foregoing are also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Financial Reports" section.

The information contained in this Current Report on Form 8-K, including the exhibits, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report on Form 8-K, including the exhibits, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on May 7, 2008, announcing its results of operations for the three months ended March 31, 2008.
99.2	Supplemental information for the three months ended March 31, 2008, published by FelCor Lodging Trust Incorporated on May 7, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: May 7, 2008   By: /s/ Lester C. Johnson
                                Name: Lester C. Johnson
                                Title: Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on May 7, 2008, announcing its results of operations for the three months ended March 31, 2008.
99.2	Supplemental information for the three months ended March 31, 2008, published by FelCor Lodging Trust Incorporated on May 7, 2008.



FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933
P 972.444.4900   F 972.444.4949
www.felcor.com   NYSE: FCH

<u>For Immediate Release:</u>   Exhibit 99.1

FELCOR REPORTS FIRST QUARTER OPERATING RESULTS
FFO Meets High End of Guidance

IRVING, Texas…May 7, 2008 - FelCor Lodging Trust Incorporated (NYSE: FCH) today reported operating results for the first quarter ended March 31, 2008.

Highlights:

- Increased Revenue per Available Room ("RevPAR") by 7.9 percent at our 61 hotels where renovations had been completed for at least a full quarter. RevPAR increased 4.6 percent for our 85 consolidated hotels.

- Exceeded operating expectations for our 61 hotels where renovations had been completed for at least a full quarter. Hotel EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for these hotels exceeded budget by 2.7 percent and are exceeding our targeted 12 percent return on the guest impact portion of total capital expenditures.

- Completed renovations at 14 more hotels. We have now completed renovations at 75 hotels (approximately 90 percent of the hotels in our portfolio).

- During the first quarter, we had 19 hotels under renovation. While the first quarter performance was affected by renovation disruption, we are now on a "normal" renovation schedule.

- Completed three redevelopment projects: a 35,000 square-foot convention center built adjacent to our Hilton - Myrtle Beach Resort, a spa addition at our Embassy Suites Hotel - Deerfield Beach Resort & Spa, and additional meeting space at our Doubletree Guest Suites at Doheny Beach.

First Quarter Operating Results:

In the first quarter, RevPAR at our 85 consolidated hotels increased 4.6 percent and Average Daily Rate ("ADR") increased 1.7 percent compared to the same period in 2007. RevPAR at our 61 hotels where renovations had been completed for at least a full quarter increased 7.9 percent compared to the same period in 2007. At our 24 remaining hotels, RevPAR decreased 2.2 percent largely from a 5.8 percent decrease in occupancy, which is attributed principally to renovation-related disruptions.

"With 90 percent of our renovations complete, we are now on a normal renovation schedule. In addition, we continue to earn the returns we expected on the renovations," said Richard A. Smith, FelCor's President and Chief Executive Officer. "We are pleased with our first quarter results, which were in line with our expectations. We are also pleased with the performance of our recent acquisitions, which exceeded their Hotel EBITDA budgets. Despite the economic headwinds and low visibility, we have not yet seen a widespread moderation in demand. However, we are cautious with regard to the remainder of the year and have worked with our managers to develop contingency plans for each of our hotels and continue to monitor travel trends very carefully."

Our Same-Store Adjusted Funds from Operations ("FFO") increased to $32.1 million, or $0.51 per share, compared to $28.3 million, or $0.45 per share, for the same period in 2007. Our Adjusted FFO was $32.1 million, a $635,000 increase from the same period in 2007. Adjusted FFO per share was at the high end of our expectations.

Our Same-Store Adjusted EBITDA increased to $71.2 million, compared to $68.1 million for the same period in 2007, an increase of four percent. Our Adjusted EBITDA (including sold hotels) increased to $71.2 million in the first quarter, compared to $68.2 million for the same period in 2007.

Our Same-Store Hotel EBITDA increased to $82.2 million, compared to $78.4 million in the same period in 2007, an increase of five percent. Same-Store Hotel EBITDA margin was 28.2 percent, which exceeded our expectations and represented an 18 basis point decrease compared to the same period in 2007.

Net loss applicable to common stockholders was $22.2 million, or $0.36 per share, compared to net income applicable to common stockholders of $19.5 million, or $0.32 per share, for the same period in 2007. Our current year loss included a $17.1 million impairment charge related to two hotels that are candidates for sale. The income for the same period in 2007 included $3.3 million gains from sale of condominiums, $11.2 million gain on sale of an unconsolidated hotel, $6.0 million gains on sale of hotels in discontinued operations, and $3.6 million operating income from hotels in discontinued operations.

EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA, Same-Store Hotel EBITDA margin, FFO, Adjusted FFO and Same-Store Adjusted FFO are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page 8 for a reconciliation of each of these measures to our net income (loss) and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Renovation Program Update:

During the first quarter, 19 hotels were under renovation. We completed renovations at 14 of those hotels. Since we started the program, we have completed renovations at 75 hotels, which comprise approximately 90 percent of our hotels. We expect to complete the remaining renovations during 2008. We had approximately 35,000 room nights (or approximately two percent of our portfolio) out of service in the first quarter of 2008, compared to 85,000 during the fourth quarter of 2007. As of the end of the first quarter, we are now on a "normal" renovation schedule with only seven hotels under renovation during May.

We spent $48.4 million on renovations and redevelopment projects at our hotels during the first quarter, including our pro rata share of joint venture expenditures.

Overall, our renovated hotels are exceeding targeted 12 percent returns on the guest impact portion of total capital expenditures. Similarly, during the first quarter, RevPAR, Hotel EBITDA and Hotel EBITDA margin exceeded budget for these hotels. For the 61 hotels where our renovations had been completed for at least a full quarter, RevPAR increased 7.9 percent for the first quarter, compared to the prior year period. For these same hotels, Hotel EBITDA grew ten percent compared to prior year, which was 2.7 percent greater than budget.

Development:

We continue to progress on our redevelopment projects. We recently completed the new 35,000 square-foot convention center adjacent to our Hilton - Myrtle Beach Resort, the addition of a spa at our Embassy Suites Hotel - Deerfield Beach Resort & Spa and the additional meeting space at our Doubletree Guest Suites at Doheny Beach, California. The redevelopment of our hotel on San Francisco's Union Square to a Marriott remains on schedule to be completed by early 2009. We are currently in various planning and entitlement stages at our remaining projects.

Portfolio Recycling:

As part of our long-term strategic plan, we continually examine each hotel in our portfolio to address issues of market supply, ongoing capital needs and concentration of risk. Consistent with this plan, we have identified six hotels as candidates for sale. We recorded an impairment charge of $17.1 million with respect to two of these hotels, but we expect an aggregate gain from the sale of the six hotels.

Capital Structure:

At March 31, 2008, we had $1.5 billion of consolidated debt outstanding with a weighted average life of four years and a weighted average interest rate of 6.3 percent. As a result of the recent reduction in LIBOR, our weighted average interest rate is nearly 100 basis points lower than at the end of 2007. Our cash and cash equivalents totaled $71.3 million at March 31, 2008. We have no material debt maturities in 2008.

"As we continue to recycle our portfolio, we will evaluate the use of proceeds from asset sales with an eye toward managing our balance sheet, maintaining flexibility and liquidity, and maximizing our capacity as we face an uncertain economic environment. We have no major debt maturities until 2009; however, we continue to look for ways to improve our balance sheet," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer. "From an operational perspective, we expect RevPAR and Hotel EBITDA margin growth to accelerate going forward as we earn returns from the completed renovations, recapture displaced business and complete our redevelopment projects, including Union Square. As a result, we expect our dividend coverage to improve in 2009."

2008 Guidance:

Our operating expectations for 2008 remain unchanged, as demand levels and pricing have been consistent with our expectations. Our guidance assumes that our portfolio will have an increase in RevPAR significantly higher than the industry average. RevPAR at our 85 consolidated hotels increased 6.6 percent in April 2008, compared to the same period in 2007. The benefits of our renovation program, including achieving the expected returns from our capital investment, are driving the relatively high increase in RevPAR. As a result, we currently anticipate:

- *Portfolio RevPAR* growth between 6.5 and 8.5 percent for the full year and 7.0 and 9.0 percent for the second quarter;
- *Adjusted EBITDA* to be between $293 million and $301 million for the full year and between $87 million and $89 million for the second quarter;
- *Adjusted FFO per share* to be between $2.29 and $2.42 for the full year and between $0.76 and $0.80 for the second quarter;
- *Net Income* to be between $16 million and $24 million (including the $17.1 million first

quarter impairment charge) for the full year and between $22 million and $24 million for the second quarter;

- *Hotel EBITDA margins* to increase between 50 and 100 basis points for the full year;
- *Capital expenditures,* including redevelopment projects, of $150 million; and
- *Gain* of $400,000 from the sale of three condominium units during the year.

Second quarter guidance for Adjusted FFO per share assumes the conversion of our series A preferred stock because it is more dilutive when our Adjusted FFO per share exceeds $0.63 per share. This increases fully diluted shares outstanding to 73.2 million for the quarter. Without the conversion, our second quarter guidance for Adjusted FFO per share would be $0.79 to $0.83. Our full year guidance does not exceed the annual conversion threshold; therefore, fully diluted shares outstanding for the full year are assumed to be 63.2 million (*i.e.*, our series A preferred stock is not deemed converted) for purposes of computing full year Adjusted FFO per share.

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor's portfolio is comprised of 85 consolidated hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists primarily of upper-upscale hotels, which are flagged under global brands such as Embassy Suites Hotels, Doubletree, Hilton, Renaissance, Sheraton, Westin and Holiday Inn. Additional information can be found on the Company's Web site at www.felcor.com.

We invite you to listen to our first quarter earnings Conference Call on Thursday, May 8, 2008, at 10:00 a.m. (Central Time). The conference call will be Web cast simultaneously via the Internet on FelCor's Web site at www.felcor.com. Interested investors and other parties who wish to access the call should go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "News" pages. A telephonic replay will be available from Thursday, May 8, 2008, at 1:00 p.m. (Central Time), through Tuesday, May 13, at 1:00 p.m. (Central Time), by dialing 800-642-1687 (conference ID # 44705989). A recording of the call will also be archived and available at www.felcor.com.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. General economic conditions, operating risks associated with the hotel business, the impact of U.S. military involvement in the Middle East and elsewhere, future acts of terrorism, the impact on the travel industry of increased fuel prices and security precautions, the availability of capital, the ability to execute our renovation program on budget in a timely manner, the cyclical nature of the real estate markets, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations,
(972) 444-4912   sschafer@felcor.com

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended March 31,	
	2008	2007
Revenues:		
Hotel operating revenue:		
Room	$ 230,132	$ 204,323
Food and beverage	46,508	31,773
Other operating departments	14,907	12,445
Other revenue	328	131
Total revenues	291,875	248,672
Expenses:		
Hotel departmental expenses:		
Room	$ 54,651	$ 48,783
Food and beverage	35,446	24,535
Other operating departments	7,029	4,947
Other property related costs	77,125	68,557
Management and franchise fees	15,902	13,123
Taxes, insurance and lease expense	29,304	29,229
Corporate expenses	6,827	6,787
Depreciation and amortization	33,768	25,051
Impairment loss	17,131	-
Other expenses	933	22
Total operating expenses	278,116	221,034
Operating income	13,759	27,638
Interest expense, net	(26,003)	(22,872)
Income (loss) before equity in income from unconsolidated entities, minority interests and gain on sale of assets	(12,244)	4,766
Equity in income (loss) from unconsolidated entities	(622)	12,771
Gain on sale of condominiums	-	3,281
Minority interests	406	37
Income (loss) from continuing operations	(12,460)	20,855
Discontinued operations	(13)	8,307
Net income (loss)	(12,473)	29,162
Preferred dividends	(9,678)	(9,678)
Net income (loss) applicable to common stockholders	$ (22,151)	$ 19,484
Basic and diluted per common share data:		
Net income (loss) from continuing operations	$ (0.36)	$ 0.18
Net income (loss)	$ (0.36)	$ 0.32
Basic weighted average common shares outstanding	61,714	61,374
Diluted weighted average common shares outstanding	61,714	61,762
Cash dividends declared on common stock	$ 0.35	$ 0.25

Discontinued Operations
(in thousands)

Discontinued operations include the results of operations of 11 hotels sold in 2007. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended March 31,	
	2008	**2007**
Operating revenue	$ -	$ 15,498
Operating expenses	(13)	(11,879)
Operating income (loss)	(13)	3,619
Interest expense, net	-	(25)
Gain on sale of hotels	-	6,031
Loss on the early extinguishment of debt	-	(901)
Minority interests	-	(417)
Income (loss) from discontinued operations	(13)	8,307
Minority interest in FelCor LP	-	182
Interest expense, net of minority interests	-	27
EBITDA from discontinued operations	(13)	8,516
Gain on sale of hotels	-	(6,031)
Charges related to early extinguishment of debt, net of minority interests	-	811
Adjusted EBITDA from discontinued operations	$ (13)	$ 3,296

Selected Balance Sheet Data
(in thousands)

	March 31, 2008	December 31, 2007
Investment in hotels	$ 3,107,107	$ 3,094,521
Accumulated depreciation	(722,591)	(694,464)
Investments in hotels, net of accumulated depreciation	$ 2,384,516	$ 2,400,057
Cash and cash equivalents	$ 71,325	$ 57,609
Total assets	$ 2,672,453	$ 2,683,835
Total debt	$ 1,498,800	$ 1,475,607
Total stockholders' equity	$ 962,672	$ 1,006,914

At March 31, 2008, we had an aggregate of 63,195,149 shares of FelCor common stock and 1,353,771 limited partnership units of FelCor Lodging Limited Partnership outstanding.

Debt Summary
(dollars in thousands)

	Encumbered Hotels	Interest Rate at March 31, 2008	Maturity Date	Consolidated Debt
Line of credit[a]	none	L + 0.80	August 2011	$ 30,000
Senior term notes	none	8.50[b]	June 2011	299,225
Senior term notes	none	L + 1.875	December 2011	215,000
Other	none	L + 0.40	June 2008	4,799
Total line of credit and senior debt[c]		6.62		549,024
Mortgage debt	12 hotels	L + 0.93[d]	November 2008[e]	250,000
Mortgage debt	7 hotels	6.57	June 2009-2014	88,617
Mortgage debt	7 hotels	7.32	March 2009	119,928
Mortgage debt	8 hotels	8.70	May 2010	165,060
Mortgage debt	6 hotels	8.73	May 2010	118,774
Mortgage debt	2 hotels	L + 1.55[f]	May 2009[g]	176,052
Mortgage debt	1 hotel	L + 2.85	August 2008	15,500
Mortgage debt	1 hotel	5.81	July 2016	12,417
Other	1 hotel	9.17	August 2011	3,428
Total mortgage debt[c]	45 hotels	6.09		949,776
Total		6.28%		$ 1,498,800

(a) We have a borrowing capacity of $250 million on our line of credit. The interest rate on this line can range from 80 to 150 basis points over LIBOR, based on our leverage ratio as defined in our line of credit agreement.

(b) The interest rate on these senior notes will increase to 9.0 percent if the credit rating on our senior debt is downgraded by Moody's to B1 and Standard & Poor's rating remains below BB-.

(c) Interest rates are calculated based on the weighted average debt outstanding at March 31, 2008.

(d) We have purchased an interest rate cap for this notional amount with a cap rate of 7.8 percent that expires in November 2008.

(e) This loan provides us, at our sole discretion, three one-year extension options that permit the maturity to be extended to 2011.

(f) We have purchased interest rate caps for $177 million aggregate notional amounts with cap rates of 6.25 percent, which expire in May 2009.

(g) These loans provide us, at our sole discretion, three one-year extension options that permit the maturity to be extended to 2012.

Debt Statistics at March 31, 2008

Weighted average interest	6.28%
Fixed interest rate debt to total debt	53.9%
Weighted average maturity of debt	4 years
Mortgage debt to total assets	35.5%

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, Adjusted FFO per share, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA and Same-Store Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Income (Loss) to FFO, Adjusted FFO and Same-Store Adjusted FFO
(in thousands, except per share and unit data)

| | Three Months Ended March 31, | | | | | |
| | 2008 | | | 2007 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income (loss)	$ (12,473)			$ 29,162		
Preferred dividends	(9,678)			(9,678)		
Net income (loss) applicable to common stockholders	(22,151)	61,714	$ (0.36)	19,484	61,762	$ 0.32
Depreciation and amortization	33,768	-	0.55	25,051	-	0.41
Depreciation, unconsolidated entities and discontinued operations	3,549	-	0.06	2,863	-	0.05
Gain on sale of hotels	-	-	-	(6,031)	-	(0.10)
Gain on sale of hotels in unconsolidated entities	-	-	-	(11,182)	-	(0.18)
Minority interest in FelCor LP	(477)	1,354	(0.02)	426	1,355	(0.02)
Conversion of options and unvested restricted stock	-	126	-	-	-	-
FFO	14,689	63,194	0.23	30,611	63,117	0.48
Abandoned projects	-	-	-	22	-	-
Charges related to early extinguishment of debt, net of minority interests	-	-	-	811	-	0.02
Impairment loss	17,131	-	0.27	-	-	-
Conversion costs[a]	259	-	0.01	-	-	-
Adjusted FFO	32,079	63,194	0.51	31,444	63,117	0.50
FFO from discontinued operations	13	-	-	(3,269)	-	(0.05)
FFO from acquired hotels[b]	-	-	-	3,385	-	0.05
Gain on sale of condominiums	-	-	-	(3,281)	-	(0.05)
Same-Store Adjusted FFO	$ 32,092	63,194	$ 0.51	$ 28,279	63,117	$ 0.45

(a) These costs relate to the conversion of our Hotel 480 Union Square in San Francisco to a Marriott. The conversion is expected to be completed by early 2009.
(b) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Net Income (Loss) to EBITDA, Adjusted EBITDA and Same-Store Adjusted EBITDA
(in thousands)

	Three Months Ended March 31,	
	2008	2007
Net income (loss)	$ (12,473)	$ 29,162
Depreciation and amortization	33,768	25,051
Depreciation, unconsolidated entities and discontinued operations	3,549	2,863
Minority interest in FelCor Lodging LP	(477)	426
Interest expense	26,549	24,118
Interest expense, unconsolidated entities and discontinued operations	1,596	1,574
Amortization of stock compensation	1,265	1,407
EBITDA	53,777	84,601
Gain on sale of hotels	-	(6,031)
Gain on sale of hotels in unconsolidated entities	-	(11,182)
Abandoned projects	-	22
Charges related to debt extinguishment, net of minority interests	-	811
Impairment loss	17,131	-
Conversion costs[a]	259	-
Adjusted EBITDA	71,167	68,221
Adjusted EBITDA from discontinued operations	13	(3,296)
EBITDA from acquired hotels[b]	-	6,505
Gain on sale of condominiums	-	(3,281)
Same-Store Adjusted EBITDA	$ 71,180	$ 68,149

(a) These costs relate to the conversion of our Hotel 480 Union Square in San Francisco to a Marriott. The conversion is expected to be completed by early 2009.
(b) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Same-Store Hotel EBITDA and Same-Store Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended March 31,	
	2008	2007
Total revenues	$ 291,875	$ 248,672
Other revenue	(328)	(131)
Revenue from acquired hotels[a]	-	27,985
Same-Store hotel operating revenue	291,547	276,526
Same-Store hotel operating expenses	(209,382)	(198,098)
Same-Store Hotel EBITDA	$ 82,165	$ 78,428
Same-Store Hotel EBITDA margin	28.2%	28.4%

(a) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Same-Store Adjusted EBITDA to Same-Store Hotel EBITDA
(in thousands)

	Three Months Ended March 31,	
	2008	**2007**
Same-Store Adjusted EBITDA	$ 71,180	$ 68,149
Other revenue	(328)	(131)
Equity in income from unconsolidated subsidiaries (excluding interest and depreciation expense)	(5,022)	(6,404)
Minority interest in other partnerships (excluding interest and depreciation expense)	570	125
Consolidated hotel lease expense	12,197	14,259
Unconsolidated taxes, insurance and lease expense	(2,122)	(1,703)
Interest income	(545)	(1,247)
Other expenses	673	-
Corporate expenses (excluding amortization of stock compensation)	5,562	5,380
Same-Store Hotel EBITDA	$ 82,165	$ 78,428

(a) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Net Income (Loss) to Same-Store Hotel EBITDA
(in thousands)

	Three Months Ended March 31,	
	2008	**2007**
Net income (loss)	$ (12,473)	$ 29,162
Discontinued operations	13	(8,307)
EBITDA from acquired hotels[a]	-	6,505
Equity in loss (income) from unconsolidated entities	622	(12,771)
Minority interests	(406)	(37)
Consolidated hotel lease expense	12,197	14,259
Unconsolidated taxes, insurance and lease expense	(2,122)	(1,703)
Interest expense, net	26,003	22,872
Corporate expenses	6,827	6,787
Depreciation and amortization	33,768	25,051
Impairment loss	17,131	-
Other expenses	933	-
Abandoned projects	-	22
Gain on sale of condominiums	-	(3,281)
Other revenue	(328)	(131)
Same-Store Hotel EBITDA	$ 82,165	$ 78,428

(a) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Ratio of Operating Income to Total Revenues to Same-Store Hotel EBITDA Margin

	Three Months Ended March 31,	
	2008	**2007**
Ratio of operating income to total revenues..	4.7 %	10.0 %
Other revenue	(0.1)	-
Revenue from acquired hotels[a]	-	10.1
Unconsolidated taxes, insurance and lease expense...............................	(0.7)	(0.6)
Consolidated hotel lease expense	4.2	5.2
Other expenses	0.3	-
Corporate expenses	2.3	2.4
Depreciation and amortization	11.6	9.1
Impairment loss...	5.9	-
Expenses from acquired hotels[a]	-	(7.8)
Same-Store Hotel EBITDA margin	28.2 %	28.4 %

(a) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Total Operating Expenses to Same-Store Hotel Operating Expenses
(in thousands)

	Three Months Ended March 31,	
	2008	**2007**
Total operating expenses...	$ 278,116	$ 221,034
Unconsolidated taxes, insurance and lease expense...	2,122	1,703
Consolidated hotel lease expense	(12,197)	(14,259)
Corporate expenses	(6,827)	(6,787)
Other expenses	(933)	-
Abandoned projects...	-	(22)
Depreciation and amortization	(33,768)	(25,051)
Impairment loss...	(17,131)	-
Expenses from acquired hotels[a]	-	21,480
Same-Store hotel operating expenses..	$ 209,382	$ 198,098

(a) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

**Reconciliation of Forecasted Net Income to Forecasted FFO, Adjusted FFO, EBITDA
and Adjusted EBITDA**
(in millions, except per share and unit data)

| | Second Quarter 2008 Guidance | | | | |
| | Low Guidance | | High Guidance | | |
	Dollars	Per Share Amount	Dollars	Per Share Amount	
Net income	$ 22		$ 24		
Preferred dividends	(10)		(10)		
Net income (loss) applicable to common stockholders	12	$ 0.19	14	$ 0.22	
Depreciation	38		38		
FFO and Adjusted FFO	50	$ 0.79 [a]	52	$ 0.83 [a]	
Series A preferred dividends	6		6		
FFO and Adjusted FFO assuming conversion	$ 56	$ 0.76 [b]	$ 58	$ 0.80 [b]	
Net income	$ 22		$ 24		
Depreciation	38		38		
Interest expense	26		26		
Amortization expense	1		1		
Adjusted EBITDA	$ 87		$ 89		

(a) Weighted average shares and units are 63.2 million.
(b) Second quarter guidance for FFO per share, assumes the conversion of our series A preferred stock because it is more dilutive when our Adjusted FFO per share exceeds $0.63 per share. This increases fully diluted shares outstanding to 73.2 million for the quarter.

| | Full Year 2008 Guidance | | | | |
| | Low Guidance | | High Guidance | | |
	Dollars	Per Share Amount	Dollars	Per Share Amount	
Net income [b]	$ 16		$ 24		
Preferred dividends	(39)		(39)		
Net income (loss) applicable to common stockholders	(23)	$ (0.37)	(15)	$ (0.24)	
Depreciation	151		151		
Impairment charge	17		17		
Adjusted FFO	$ 145	$ 2.29 [a]	$ 153	$ 2.42 [a]	
Net income [b]	$ 16		$ 24		
Depreciation	151		151		
Impairment charge	17		17		
Interest expense	103		103		
Amortization expense	6		6		
Adjusted EBITDA	$ 293		$ 301		

(a) Weighted average shares and units are 63.2 million.
(b) Net income includes the $17.1 million impairment charge recorded in the first quarter 2008.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA and Same-Store Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance, which should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items such as those described below provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, Same-Store Adjusted FFO, Adjusted EBITDA and Same-Store Adjusted EBITDA, when combined with GAAP net income, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to early extinguishment of debt* – We exclude gains and losses related to early extinguishment of debt from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Impairment losses* – We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.
- *Cumulative effect of a change in accounting principle* – Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA, we exclude gains or losses on the sale of assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision-making. Additionally, these measures facilitate comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating corporate-level expenses, depreciation and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information with respect to the ongoing operating performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization, even though they are property-level expenses, because we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets and implicitly assume that the value of real estate assets diminish predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by minority interest expense and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our hotels.

Same-Store Comparisons

To derive same-store comparisons, we have adjusted the numbers to remove discontinued operations and gains on sales of condominium units; and have added the historical results of operations from the two Renaissance hotels acquired in December 2007.

Limitations of Non-GAAP Measures

The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA and Same-Store Hotel EBITDA margin, as presented by us, may not be comparable to FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA and Same-Store Hotel EBITDA margin as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation and interest or capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, Adjusted FFO, Adjusted FFO per share, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA or Same-Store Adjusted EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. Adjusted FFO per share does not measure, and should not be used as a measure of, amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA and Same-Store Hotel EBITDA margin reflect additional ways of viewing our operations that we believe when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on any single financial measure.

###



Exhibit 99.2

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

Date of Issuance May 7, 2008

All dollar amounts shown in this report are in U.S. dollars unless otherwise noted.
This Supplemental Information is neither an offer to sell nor a solicitation to buy any securities of FelCor. Any offers to sell or solicitations to buy any securities of FelCor shall be made only by means of a prospectus.

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

TABLE OF CONTENTS

This supplement contains registered trademarks owned or licensed by companies other than us, which may include, but are not limited to, Disneyland®, Doubletree®, Doubletree Guest Suites®, Embassy Suites Hotels®, Hilton®, Hilton Suites®, Holiday Inn®, Holiday Inn Express & Suites®, Holiday Inn Select®, Marriott®, Renaissance®, Sheraton®, Sheraton Suites®, Walt Disney World® and Westin®.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "continue" and other similar terms and phrases, including references to assumption and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. General economic conditions, operating risks associated with the hotel business, the impact of U.S. military involvement in the Middle East and elsewhere, future acts of terrorism, the impact on the travel industry of increased fuel prices and security precautions, the availability of capital, the ability to effect sales of non-strategic hotels at anticipated prices, the cyclical nature of the real estate markets, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

CORPORATE DATA
About the Company

In 1994, FelCor Lodging Trust Incorporated, a real estate investment trust (REIT), went public with six hotels. We are the nation's largest owner of upper-upscale, all-suite hotels. FelCor's portfolio consists primarily of upper-upscale hotels, which are flagged under global brands. At March 31, 2008, our portfolio was comprised of 85 consolidated hotels and resorts located in 23 states and Canada. For these hotels, the operating revenues and expenses are reflected in our consolidated statements of operations because of our majority ownership interests of the operating lessees of these hotels. We also owned 50 percent joint venture interests in four hotels whose operations were accounted for using the equity method.

Strategy

Our long-term strategic plan is to own a diversified portfolio of high quality, upscale hotels flagged under leading brands and then increase shareholder value and return on invested capital by maximizing the use of our real estate and enhancing cash flow. We continually examine our portfolio to address issues of market supply, capital needs, changes in demand patterns and concentration of risk. In order to achieve our strategic objectives, we have identified four goals: portfolio repositioning; debt reduction; internal growth consisting of a comprehensive renovation program, redevelopment projects and a new asset management approach; and external growth.

Public Ratings

	Corporate	Senior Debt	Preferred Stock
Moody's	Ba3	Ba3	B2
Standard & Poors	BB-	B+	B-

Stock Exchange Listing
Common Stock (NYSE: FCH)
$1.95 Series A Cumulative Convertible Preferred Stock (NYSE: FCHPRA)
8% Series C Cumulative Redeemable Preferred Stock (NYSE: FCHPRC)

Fiscal Year End
December 31

Number of employees
72

Corporate Headquarters
545 E. John Carpenter Frwy., Suite 1300
Irving, TX 75062
(972) 444-4900

Investor/Media Relations Contact
Stephen A. Schafer
Vice President Strategic Planning & Investor Relations
(972) 444-4912
sschafer@felcor.com

Information Request
information@felcor.com

Board of Directors

Thomas J. Corcoran, Jr.
Chairman of the Board, FelCor Lodging Trust Incorporated

Melinda J. Bush, C.H.A.
Chairman and Chief Executive Officer, HRW Holdings, LLC

Robert F. Cotter
President, Kerzner International Holdings Limited

Richard S. Ellwood
Private Investor

Thomas C. Hendrick
President and Partner, Sagewood Partners, LLC

Charles A. Ledsinger, Jr.
Vice Chairman and Chief Executive Officer, Choice Hotels International

Robert H. Lutz, Jr.
President, RL Investments, Inc.

Robert A. Mathewson
President, RGC, Inc.

Mark D. Rozells
President, Inversiones Latinoamericanas S.A.

Richard A. Smith
President and Chief Executive Officer, FelCor Lodging Trust Incorporated

Executive Officers

Richard A. Smith, *President and Chief Executive Officer*

Michael A. DeNicola, *Executive Vice President and Chief Investment Officer*

Troy A. Pentecost, *Executive Vice President, Director of Asset Management*

Andrew J. Welch, *Executive Vice President and Chief Financial Officer*

Jonathan H. Yellen, *Executive Vice President, General Counsel and Secretary*

Equity Research Coverage

Firm	Analyst	Telephone
Citigroup	Joshua Attie	(212) 816-1533
Deutsche Bank	Chris Woronka	(212) 250-5815
Friedman, Billings, Ramsey & Co.	Wilkes Graham	(703) 312-9737
Green Street Advisors	John V. Arabia	(949) 640-8780
JPMorgan	C. Patrick Scholes	(212) 622-6656
KeyBanc	Dennis I. Forst	(310) 407-6733
Lehman Brothers	Felicia R. Kantor	(212) 526-5562
Merrill Lynch	Amanda Bryant	(212) 449-2922
Morgan, Keegan & Co.	Napoleon H. Overton	(901) 579-4865
Stifel, Nicolaus & Company	Rod F. Petrik	(443) 224-1306
UBS	William B. Truelove	(212) 713-8825
Wachovia Securities	Jeffrey J. Donnelly	(617) 603-4262

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

FINANCIAL HIGHLIGHTS

Supplemental Financial Data
(in thousands, except per share information, ratios and percentages)

Total Enterprise Value	March 31, 2008	December 31, 2007
Common shares outstanding	63,195	62,707
Units outstanding	1,354	1,354
Combined shares and units outstanding	64,549	64,061
Common stock price at end of period	$ 12.03	$ 15.59
Common equity capitalization	$ 776,524	$ 998,711
Series A preferred stock	309,362	309,362
Series C preferred stock	169,412	169,412
Consolidated debt	1,498,800	1,475,607
Minority interest of consolidated debt	(4,153)	(7,305)
Pro rata share of unconsolidated debt	113,936	94,181
Cash and cash equivalents	(71,325)	(57,609)
Total enterprise value (TEV)	$ 2,792,556	$ 2,982,359

Dividends Per Share		
Dividends declared (year-to-date):		
Common stock	$ 0.35	$ 1.20
Series A preferred stock	0.4875	1.95
Series C preferred stock (depositary shares)	0.50	2.00

Selected Balance Sheet Data		
Investment in hotels, net	$ 2,384,516	$ 2,400,057
Cash and cash equivalents	71,325	57,609
Total assets	2,672,453	2,683,835
Total debt	1,498,800	1,475,607
Total stockholders' equity	962,672	1,006,914
Total stockholders equity less preferred equity	483,898	528,140
Book value per common share outstanding	7.66	8.42

.

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended March 31,	
	2008	2007
Revenues:		
Hotel operating revenue:		
Room	$ 230,132	$ 204,323
Food and beverage	46,508	31,773
Other operating departments	14,907	12,445
Other revenue	328	131
Total revenues	291,875	248,672
Expenses:		
Hotel departmental expenses:		
Room	$ 54,651	$ 48,783
Food and beverage	35,446	24,535
Other operating departments	7,029	4,947
Other property related costs	77,125	68,557
Management and franchise fees	15,902	13,123
Taxes, insurance and lease expense	29,304	29,229
Corporate expenses	6,827	6,787
Depreciation and amortization	33,768	25,051
Impairment loss	17,131	-
Other expenses	933	22
Total operating expenses	278,116	221,034
Operating income	13,759	27,638
Interest expense, net	(26,003)	(22,872)
Income (loss) before equity in income from unconsolidated entities, minority interests and gain on sale of assets	(12,244)	4,766
Equity in income (loss) from unconsolidated entities	(622)	12,771
Gain on sale of condominiums	-	3,281
Minority interests	406	37
Income (loss) from continuing operations	(12,460)	20,855
Discontinued operations	(13)	8,307
Net income (loss)	(12,473)	29,162
Preferred dividends	(9,678)	(9,678)
Net income (loss) applicable to common stockholders	$ (22,151)	$ 19,484
Basic and diluted per common share data:		
Net income (loss) from continuing operations	$ (0.36)	$ 0.18
Net income (loss)	$ (0.36)	$ 0.32
Basic weighted average common shares outstanding	61,714	61,374
Diluted weighted average common shares outstanding	61,714	61,762
Cash dividends declared on common stock	$ 0.35	$ 0.25

Discontinued Operations
(in thousands)

Discontinued operations include the results of operations of 11 hotels sold in 2007. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended March 31,	
	2008	2007
Operating revenue	$ -	$ 15,498
Operating expenses	(13)	(11,879)
Operating income (loss)	(13)	3,619
Interest expense, net	-	(25)
Gain on sale of hotels	-	6,031
Loss on the early extinguishment of debt	-	(901)
Minority interests	-	(417)
Income (loss) from discontinued operations	(13)	8,307
Minority interest in FelCor LP	-	182
Interest expense, net of minority interests	-	27
EBITDA from discontinued operations	(13)	8,516
Gain on sale of hotels	-	(6,031)
Charges related to early extinguishment of debt, net of minority interests	-	811
Adjusted EBITDA from discontinued operations	$ (13)	$ 3,296

Non-GAAP Financial Measures

We refer in this supplement to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, Adjusted FFO per share, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA and Same-Store Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Non-GAAP Financial Measures (continued)

Reconciliation of Net Income (Loss) to FFO, Adjusted FFO and Same-Store Adjusted FFO
(in thousands, except per share and unit data)

| | Three Months Ended March 31, | | | | | |
| | 2008 | | | 2007 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income (loss)	$ (12,473)			$ 29,162		
Preferred dividends	(9,678)			(9,678)		
Net income (loss) applicable to common stockholders	(22,151)	61,714	$ (0.36)	19,484	61,762	$ 0.32
Depreciation and amortization	33,768	-	0.55	25,051	-	0.41
Depreciation, unconsolidated entities and discontinued operations	3,549	-	0.06	2,863	-	0.05
Gain on sale of hotels	-	-	-	(6,031)	-	(0.10)
Gain on sale of hotels in unconsolidated entities	-	-	-	(11,182)	-	(0.18)
Minority interest in FelCor LP	(477)	1,354	(0.02)	426	1,355	(0.02)
Conversion of options and unvested restricted stock	-	126	-	-	-	-
FFO	14,689	63,194	0.23	30,611	63,117	0.48
Abandoned projects	-	-	-	22	-	-
Charges related to early extinguishment of debt, net of minority interests	-	-	-	811	-	0.02
Impairment loss	17,131	-	0.27	-	-	-
Conversion costs[a]	259	-	0.01	-	-	-
Adjusted FFO	32,079	63,194	0.51	31,444	63,117	0.50
FFO from discontinued operations	13	-	-	(3,269)	-	(0.05)
FFO from acquired hotels[b]	-	-	-	3,385	-	0.05
Gain on sale of condominiums	-	-	-	(3,281)	-	(0.05)
Same-Store Adjusted FFO	$ 32,092	63,194	$ 0.51	$ 28,279	63,117	$ 0.45

(a) These costs relate to the conversion of our Hotel 480 Union Square in San Francisco to a Marriott. The conversion is expected to be completed by early 2009.

(b) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Non-GAAP Financial Measures (continued)

Reconciliation of Net Income (Loss) to EBITDA, Adjusted EBITDA and Same-Store Adjusted EBITDA
(in thousands)

	Three Months Ended March 31,	
	2008	2007
Net income (loss)	$ (12,473)	$ 29,162
Depreciation and amortization	33,768	25,051
Depreciation, unconsolidated entities and discontinued operations	3,549	2,863
Minority interest in FelCor Lodging LP	(477)	426
Interest expense	26,549	24,118
Interest expense, unconsolidated entities and discontinued operations	1,596	1,574
Amortization of stock compensation	1,265	1,407
EBITDA	53,777	84,601
Gain on sale of hotels	-	(6,031)
Gain on sale of hotels in unconsolidated entities	-	(11,182)
Abandoned projects	-	22
Charges related to debt extinguishment, net of minority interests	-	811
Impairment loss	17,131	-
Conversion costs[a]	259	-
Adjusted EBITDA	71,167	68,221
Adjusted EBITDA from discontinued operations	13	(3,296)
EBITDA from acquired hotels[b]	-	6,505
Gain on sale of condominiums	-	(3,281)
Same-Store Adjusted EBITDA	$ 71,180	$ 68,149

(a) These costs relate to the conversion of our Hotel 480 Union Square in San Francisco to a Marriott. The conversion is expected to be completed by early 2009.
(b) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Same-Store Hotel EBITDA and Same-Store Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended March 31,	
	2008	2007
Total revenues	$ 291,875	$ 248,672
Other revenue	(328)	(131)
Revenue from acquired hotels[a]	-	27,985
Same-Store hotel operating revenue	291,547	276,526
Same-Store hotel operating expenses	(209,382)	(198,098)
Same-Store Hotel EBITDA	$ 82,165	$ 78,428
Same-Store Hotel EBITDA margin	28.2%	28.4%

(a) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

Non-GAAP Financial Measures (continued)

Reconciliation of Same-Store Adjusted EBITDA to Same-Store Hotel EBITDA
(in thousands)

	Three Months Ended March 31,	
	2008	2007
Same-Store Adjusted EBITDA	$ 71,180	$ 68,149
Other revenue	(328)	(131)
Equity in income from unconsolidated subsidiaries (excluding interest and depreciation expense)	(5,022)	(6,404)
Minority interest in other partnerships (excluding interest and depreciation expense)	570	125
Consolidated hotel lease expense	12,197	14,259
Unconsolidated taxes, insurance and lease expense	(2,122)	(1,703)
Interest income	(545)	(1,247)
Other expenses	673	-
Corporate expenses (excluding amortization of stock compensation)	5,562	5,380
Same-Store Hotel EBITDA	$ 82,165	$ 78,428

(a) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

Non-GAAP Financial Measures (continued)

Reconciliation of Net Income (Loss) to Same-Store Hotel EBITDA
(in thousands)

	Three Months Ended March 31,	
	2008	2007
Net income (loss)	$ (12,473)	$ 29,162
Discontinued operations	13	(8,307)
EBITDA from acquired hotels[a]	-	6,505
Equity in loss (income) from unconsolidated entities	622	(12,771)
Minority interests	(406)	(37)
Consolidated hotel lease expense	12,197	14,259
Unconsolidated taxes, insurance and lease expense	(2,122)	(1,703)
Interest expense, net	26,003	22,872
Corporate expenses	6,827	6,787
Depreciation and amortization	33,768	25,051
Impairment loss	17,131	-
Other expenses	933	-
Abandoned projects	-	22
Gain on sale of condominiums	-	(3,281)
Other revenue	(328)	(131)
Same-Store Hotel EBITDA	$ 82,165	$ 78,428

(a) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Non-GAAP Financial Measures (continued)

Reconciliation of Ratio of Operating Income to Total Revenues to Same-Store Hotel EBITDA Margin

	Three Months Ended March 31,	
	2008	2007
Ratio of operating income to total revenues	4.7 %	10.0 %
Other revenue	(0.1)	-
Revenue from acquired hotels[a]	-	10.1
Unconsolidated taxes, insurance and lease expense	(0.7)	(0.6)
Consolidated hotel lease expense	4.2	5.2
Other expenses	0.3	-
Corporate expenses	2.3	2.4
Depreciation and amortization	11.6	9.1
Impairment loss	5.9	-
Expenses from acquired hotels[a]	-	(7.8)
Same-Store Hotel EBITDA margin	28.2 %	28.4 %

(a) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Reconciliation of Total Operating Expenses to Same-Store Hotel Operating Expenses
(in thousands)

	Three Months Ended March 31,	
	2008	2007
Total operating expenses	$ 278,116	$ 221,034
Unconsolidated taxes, insurance and lease expense	2,122	1,703
Consolidated hotel lease expense	(12,197)	(14,259)
Corporate expenses	(6,827)	(6,787)
Other expenses	(933)	-
Abandoned projects	-	(22)
Depreciation and amortization	(33,768)	(25,051)
Impairment loss	(17,131)	-
Expenses from acquired hotels[a]	-	21,480
Same-Store hotel operating expenses	$ 209,382	$ 198,098

(a) We have included amounts for two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Non-GAAP Financial Measures (continued)

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminish predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA and Same-Store Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items such as those described below provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, Same-Store Adjusted FFO, Adjusted EBITDA and Same-Store Adjusted EBITDA, when combined with GAAP net income, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to early extinguishment of debt* – We exclude gains and losses related to early extinguishment of debt from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

Non-GAAP Financial Measures (continued)

- *Impairment losses* – We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.
- *Cumulative effect of a change in accounting principle* – Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA, we exclude gains or losses on the sale of assets because we believe that including them in EBITDA is not consistent with reflecting ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision-making. Additionally, these measures facilitate comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating corporate-level expenses, depreciation and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information with respect to the ongoing operating performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization, even though they are property-level expenses, because we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets and implicitly assume that the value of real estate assets diminish predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by minority interest expense and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our hotels.

Non-GAAP Financial Measures (continued)

Same-Store Comparisons

To derive same-store comparisons, we have adjusted the numbers to remove discontinued operations and gains on sales of condominium units; and have added the historical results of operations from the two Renaissance hotels acquired in December 2007.

Limitations of Non-GAAP Measures

The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA and Same-Store Hotel EBITDA margin, as presented by us, may not be comparable to FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA and Same-Store Hotel EBITDA margin as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation and interest or capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, Adjusted FFO, Adjusted FFO per share, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA or Same-Store Adjusted EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. Adjusted FFO per share does not measure, and should not be used as a measure of, amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, Same-Store Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store Adjusted EBITDA, Same-Store Hotel EBITDA and Same-Store Hotel EBITDA margin reflect additional ways of viewing our operations that we believe when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

Debt Summary
(dollars in thousands)

	Encumbered Hotels	Interest Rate at March 31, 2008	Maturity Date	Consolidated Debt
Line of credit[a]	none	L + 0.80	August 2011	$ 30,000
Senior term notes	none	8.50[b]	June 2011	299,225
Senior term notes	none	L + 1.875	December 2011	215,000
Other	none	L + 0.40	June 2008	4,799
Total line of credit and senior debt[c]		6.62		549,024
Mortgage debt	12 hotels	L + 0.93[d]	November 2008[e]	250,000
Mortgage debt	7 hotels	6.57	June 2009-2014	88,617
Mortgage debt	7 hotels	7.32	March 2009	119,928
Mortgage debt	8 hotels	8.70	May 2010	165,060
Mortgage debt	6 hotels	8.73	May 2010	118,774
Mortgage debt	2 hotels	L + 1.55[f]	May 2009[g]	176,052
Mortgage debt	1 hotel	L + 2.85	August 2008	15,500
Mortgage debt	1 hotel	5.81	July 2016	12,417
Other	1 hotel	9.17	August 2011	3,428
Total mortgage debt[c]	45 hotels	6.09		949,776
Total		6.28%		$ 1,498,800

(a) We have a borrowing capacity of $250 million on our line of credit. The interest rate on this line can range from 80 to 150 basis points over LIBOR, based on our leverage ratio as defined in our line of credit agreement.

(b) The interest rate on these senior notes will increase to 9.0% if the credit rating on our senior debt is downgraded by Moody's to B1 and Standard & Poor's rating remains below BB-.

(c) Interest rates are calculated based on the weighted average debt outstanding at March 31, 2008.

(d) We have purchased an interest rate cap for this notional amount with a cap rate of 7.8% that expires in November 2008.

(e) This loan provides us, in our sole discretion, three one-year extension options that permit the maturity to be extended to 2011.

(f) We have purchased interest rate caps for $177 million aggregate notional amounts with cap rates of 6.25% which expire in May 2009.

(g) These loans provide us, in our sole discretion, three one-year extension options that permit the maturity to be extended to 2012.

Debt Statistics at March 31, 2008

Weighted average interest	6.28%
Fixed interest rate debt to total debt	53.9%
Weighted average maturity of debt	4 years
Mortgage debt to total assets	35.5%

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

Debt Summary (continued)

At March 31, 2008, future scheduled principal payments on outstanding debt are as follows (in thousands):

Year	Secured Debt		Unsecured Debt		Total	
2008	$	276,004	$	34,799	$	310,803 [a]
2009		319,652		-		319,652 [b]
2010		274,014		-		274,014
2011		3,028		515,000		518,028
2012		2,415		-		2,415
2013 and thereafter		75,836		-		75,836
Discount		(1,173)		(775)		(1,948)
Total debt	$	949,776	$	549,024	$	1,498,800

(a) Includes $250,000 of mortgage debt that has three one-year extension options that permit the maturity to be extended 2011 at our sole discretion.
(b) Includes $177 million of mortgage debt that has three one-year extension options that permit the maturity to be extended 2011 at our sole discretion.

At March 31, 2008, we had unconsolidated 50 percent investments in ventures that owned an aggregate of 17 hotels. These ventures had approximately $228 million of non-recourse mortgage debt, all of which is secured by hotel assets. Our pro rata share of this non-recourse debt was $114 million.

PORTFOLIO DATA

Portfolio Distribution at March 31, 2008
(85 consolidated hotels)

Brand	Hotels	Rooms	% of Total Rooms	% of 2007 Hotel EBITDA[a] [b]
Embassy Suites Hotels	47	12,129	49	58
Holiday Inn	17	6,305	25	19
Sheraton and Westin	9	3,217	13	14
Doubletree	7	1,471	6	7
Renaissance and Hotel 480	3	1,324	5	- [b]
Hilton	2	559	2	2
Top Markets				
South Florida	5	1,436	6	7
Atlanta	5	1,462	6	7
Los Angeles area	4	898	4	6
San Francisco area	6	2,141	8	6
Orlando	5	1,690	7	5
Dallas	4	1,333	5	4
Minneapolis	3	736	3	4
Phoenix	3	798	3	4
Northern New Jersey	3	756	3	4
San Diego	1	600	2	3
Washington, D.C.	1	443	2	3
Chicago	3	795	3	3
San Antonio	3	874	4	3
Philadelphia	2	729	3	3
Boston	2	532	2	2
Location				
Suburban	33	8,360	33	36
Airport	20	6,205	26	26
Urban	20	6,362	25	25
Resort	12	4,078	16	13
Segment				
Upper-upscale	68	18,700	75	81
Full service	17	6,305	25	19

(a) Hotel EBITDA is more fully described on page 15 of this supplement.
(b) We acquired the Renaissance Esmeralda Resort & Spa and the Renaissance Vinoy Resort & Golf Club in December 2007. They did not make a significant contribution to our 2007 Hotel EBITDA.

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

Detailed Operating Statistics by Brand
(85 consolidated hotels)

	Occupancy (%)		
	Three Months Ended March 31,		
	2008	**2007**	**%Variance**
Embassy Suites Hotels	73.0	72.5	0.7
Holiday Inn	70.0	63.4	10.4
Sheraton and Westin	66.1	68.8	(3.8)
Doubletree	75.6	71.7	5.5
Renaissance and Hotel 480[a]	70.7	73.5	(3.9)
Hilton	52.3	38.9	34.5
Total hotels	70.9	69.0	2.8

	ADR ($)		
	Three Months Ended March 31,		
	2008	**2007**	**%Variance**
Embassy Suites Hotels	152.21	148.43	2.5
Holiday Inn	117.89	112.82	4.5
Sheraton and Westin	130.15	131.69	(1.2)
Doubletree	153.99	149.54	3.0
Renaissance and Hotel 480[a]	210.97	208.20	1.3
Hilton	106.35	106.22	0.1
Total hotels	143.21	140.76	1.7

	RevPAR ($)		
	Three Months Ended March 31,		
	2008	**2007**	**%Variance**
Embassy Suites Hotels	111.09	107.55	3.3
Holiday Inn	82.50	71.54	15.3
Sheraton and Westin	86.06	90.56	(5.0)
Doubletree	116.42	107.18	8.6
Renaissance and Hotel 480[a]	149.09	153.05	(2.6)
Hilton	55.62	41.30	34.7
Total hotels	101.55	97.06	4.6

(a) Decreases in occupancy and RevPAR are principally related to renovation-related disruption at Hotel 480 Union Square. We have included historical room statistics for the two Renaissance hotels acquired in December 2007, prior to our ownership of these hotels, for comparison purposes.

Detailed Operating Statistics for FelCor's Top Markets
(85 consolidated hotels)

	Occupancy (%)		
	Three Months Ended March 31,		
	2008	**2007**	**%Variance**
South Florida	87.1	86.8	0.3
Atlanta	76.3	74.5	2.4
Los Angeles area	73.6	77.5	(5.1)
San Francisco area	71.0	66.8	6.3
Orlando	81.9	79.2	3.5
Dallas	69.9	70.4	(0.8)
Minneapolis	67.0	69.1	(3.1)
Phoenix	75.9	81.9	(7.4)
Northern New Jersey	66.4	59.8	10.9
San Diego	80.5	78.5	2.6
Washington, D.C.	43.9	62.7	(29.9)
Chicago	65.0	60.0	8.4
San Antonio	77.1	71.9	7.3
Philadelphia	62.5	55.8	11.9
Boston	69.0	51.9	32.9

	ADR ($)		
	Three Months Ended March 31,		
	2008	**2007**	**%Variance**
South Florida	199.14	198.07	0.5
Atlanta	127.06	125.34	1.4
Los Angeles area	156.95	150.64	4.2
San Francisco area	136.24	131.09	3.9
Orlando	124.53	122.71	1.5
Dallas	130.17	130.64	(0.4)
Minneapolis	145.02	139.03	4.3
Phoenix	186.19	180.43	3.2
Northern New Jersey	161.98	152.06	6.5
San Diego	152.80	152.53	0.2
Washington, D.C.	162.65	172.96	(6.0)
Chicago	120.74	122.42	(1.4)
San Antonio	113.77	109.50	3.9
Philadelphia	136.34	122.85	11.0
Boston	136.39	140.39	(2.8)

	RevPAR ($)		
	Three Months Ended March 31,		
	2008	**2007**	**%Variance**
South Florida	173.37	171.95	0.8
Atlanta	96.90	93.32	3.8
Los Angeles area	115.45	116.81	(1.2)
San Francisco area	96.69	87.51	10.5
Orlando	102.05	97.17	5.0
Dallas	90.96	92.01	(1.1)
Minneapolis	97.14	96.13	1.1
Phoenix	141.34	147.85	(4.4)
Northern New Jersey	107.47	90.95	18.2
San Diego	123.01	119.68	2.8
Washington, D.C.	71.44	108.36	(34.1)
Chicago	78.53	73.46	6.9
San Antonio	87.75	78.71	11.5
Philadelphia	85.16	68.60	24.1
Boston	94.10	72.87	29.1

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

Pro Rata Share of Rooms Owned

	Hotels	Room Count at March 31, 2008
Consolidated hotels in continuing operations	85	25,005
Unconsolidated hotel operations	4	647
Total hotels	89	25,652
50% joint ventures	17	(2,032)
60% joint ventures	1	(214)
75% joint ventures	1	(55)
90% joint ventures	3	(68)
97% joint venture	1	(10)
Total owned rooms by joint venture partners		(2,379)
Pro rata share of rooms owned		23,273

Capital Expenditures (dollars in thousands)

	Three Months Ended March 31,	
	2008	2007
Improvements and additions to consolidated hotels	$ 42,673	$ 66,903
Joint venture partners' prorata share of additions to hotels	(1,257)	(1,238)
Prorata share of unconsolidated additions to hotels	6,971	3,693
Total additions to hotels[1]	$ 48,387	$ 69,358

(1)   Includes capitalized interest, property taxes, ground leases and certain employee costs.

Hotel Portfolio Listing

	State	Rooms	% Owned[a]	Brand
Consolidated Hotels				
Birmingham[b]	AL	242		Embassy Suites Hotel
Phoenix – Biltmore[b]	AZ	232		Embassy Suites Hotel
Phoenix Crescent Hotel[b]	AZ	342		Sheraton
Phoenix Tempe[b]	AZ	224		Embassy Suites Hotel
Dana Point – Doheny Beach	CA	195		Doubletree Guest Suites
Indian Wells – Esmeralda Resort & Spa[b]	CA	560		Renaissance Resort
Los Angeles – Anaheim (Located near Disneyland Park)[b]	CA	222		Embassy Suites Hotel
Los Angeles – El Segundo – International Airport –South	CA	349	97%	Embassy Suites Hotel
Milpitas – Silicon Valley[b]	CA	266		Embassy Suites Hotel
Napa Valley[b]	CA	205		Embassy Suites Hotel
Oxnard – Mandalay Beach Resort & Conference Center	CA	248		Embassy Suites Hotel
San Diego – On the Bay	CA	600		Holiday Inn
San Francisco – Burlingame Airport	CA	340		Embassy Suites Hotel
San Francisco – South San Francisco Airport[b]	CA	312		Embassy Suites Hotel
San Francisco – Fisherman's Wharf	CA	585		Holiday Inn
San Francisco – Hotel 480 Union Square	CA	403		Independent[c]
San Rafael – Marin County/Conference Center[b]	CA	235	50%	Embassy Suites Hotel
Santa Barbara – Goleta	CA	160		Holiday Inn
Santa Monica – Beach at the Pier	CA	132		Holiday Inn
Wilmington[b]	DE	244	90%	Doubletree
Boca Raton[b]	FL	263		Embassy Suites Hotel
Cocoa Beach – Oceanfront	FL	500		Holiday Inn
Deerfield Beach – Boca Raton/Deerfield Beach Resort[b]	FL	244		Embassy Suites Hotel
Ft. Lauderdale – 17th Street[b]	FL	358		Embassy Suites Hotel
Ft. Lauderdale – Cypress Creek[b]	FL	253		Sheraton Suites
Jacksonville – Baymeadows[b]	FL	277		Embassy Suites Hotel
Miami – International Airport[b]	FL	318		Embassy Suites Hotel
Orlando – International Airport[b]	FL	288		Holiday Inn
Orlando – International Drive – Resort	FL	652		Holiday Inn
Orlando – International Drive South/Convention Center[b]	FL	244		Embassy Suites Hotel
Orlando– (North)	FL	277		Embassy Suites Hotel
Orlando – Walt Disney World Resort	FL	229		Doubletree Guest Suites
St. Petersburg – Vinoy Resort & Golf Club[b]	FL	361		Renaissance Resort
Tampa– On Tampa Bay[b]	FL	203		Doubletree Guest Suites
Atlanta – Airport[b]	GA	232		Embassy Suites Hotel
Atlanta – Buckhead[b]	GA	316		Embassy Suites Hotel
Atlanta – Galleria[b]	GA	278		Sheraton Suites
Atlanta – Gateway – Atlanta Airport	GA	395		Sheraton
Atlanta – Perimeter Center[b]	GA	241	50%	Embassy Suites Hotel
Chicago – Lombard/Oak Brook[b]	IL	262	50%	Embassy Suites Hotel
Chicago – Northshore/Deerfield (Northbrook) [b]	IL	237		Embassy Suites Hotel
Chicago – O'Hare Airport[b]	IL	296		Sheraton Suites
Indianapolis – North[b]	IN	221	75%	Embassy Suites Hotel
Kansas City – Overland Park[b]	KS	199	50%	Embassy Suites Hotel
Lexington – Lexington Green[b]	KY	174		Hilton Suites
Baton Rouge[b]	LA	223		Embassy Suites Hotel

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

Hotel Portfolio Listing

	State	Rooms	% Owned[a]	Brand
New Orleans[b]	LA	370		Embassy Suites Hotel
New Orleans – French Quarter	LA	374		Holiday Inn
Boston – Beacon Hill	MA	303		Holiday Inn
Boston – Marlborough[b]	MA	229		Embassy Suites Hotel
Baltimore – BWI Airport[b]	MD	251	90%	Embassy Suites Hotel
Bloomington[b]	MN	218		Embassy Suites Hotel
Minneapolis – Airport[b]	MN	310		Embassy Suites Hotel
St. Paul – Downtown[b]	MN	208		Embassy Suites Hotel
Kansas City – Plaza	MO	266	50%	Embassy Suites Hotel
Charlotte[b]	NC	274	50%	Embassy Suites Hotel
Charlotte SouthPark	NC	208		Doubletree Guest Suites
Raleigh[b]	NC	203		Doubletree Guest Suites
Raleigh – Crabtree[b]	NC	225	50%	Embassy Suites Hotel
Parsippany[b]	NJ	274	50%	Embassy Suites Hotel
Piscataway – Somerset[b]	NJ	221		Embassy Suites Hotel
Secaucus – Meadowlands[b]	NJ	261	50%	Embassy Suites Hotel
Philadelphia – Historic District	PA	364		Holiday Inn
Philadelphia – Society Hill[b]	PA	365		Sheraton
Pittsburgh – At University Center (Oakland)[b]	PA	251		Holiday Inn
Charleston – Mills House (Historic Downtown)[b]	SC	214		Holiday Inn
Myrtle Beach – At Kingston Plantation	SC	255		Embassy Suites Hotel
Myrtle Beach Resort	SC	385		Hilton
Nashville – Airport/Opryland Area	TN	296		Embassy Suites Hotel
Nashville – Opryland/Airport (Briley Parkway)	TN	383		Holiday Inn
Austin[b]	TX	189	90%	Doubletree Guest Suites
Austin – Central[b]	TX	260	50%	Embassy Suites Hotel
Corpus Christi[b]	TX	150		Embassy Suites Hotel
Dallas – DFW International Airport-South[b]	TX	305		Embassy Suites Hotel
Dallas – Love Field[b]	TX	248		Embassy Suites Hotel
Dallas – Market Center	TX	244		Embassy Suites Hotel
Dallas – Park Central	TX	536	60%	Westin
Houston – Medical Center	TX	287		Holiday Inn & Suites
San Antonio – International Airport[b]	TX	261	50%	Embassy Suites Hotel
San Antonio – International Airport[b]	TX	397		Holiday Inn
San Antonio – N.W. I-10[b]	TX	216	50%	Embassy Suites Hotel
Burlington Hotel & Conference Center[b]	VT	309		Sheraton
Vienna – At Tysons Corner[b]	VA	443	50%	Sheraton
Canada				
Toronto – Airport	Ontario	445		Holiday Inn
Toronto – Yorkdale	Ontario	370		Holiday Inn

FelCor Lodging Trust Incorporated
Supplemental Information
Three Months Ended March 31, 2008

Hotel Portfolio Listing

	State	Rooms	% Owned[a]	Brand
Unconsolidated Operations				
Hays[b]	KS	191	50%	Holiday Inn
Salina[b]	KS	192	50%	Holiday Inn
Salina – I-70[b]	KS	93	50%	Holiday Inn Express & Suites
New Orleans – Chateau LeMoyne (In French Quarter/Historic Area)[b]	LA	171	50%	Holiday Inn

(a) We own 100% of the real estate interests unless otherwise noted.
(b) This hotel was encumbered by mortgage debt or capital lease obligation at March 31, 2008.
(c) Upon the completion of its renovation, by early 2009, this hotel will be rebranded as a Marriott.